FORM **BCA 10.30** (rev. Dec. 2003)
ARTICLES OF AMENDMENT
Business Corporation Act

Secretary of State
Department of Business Services
501 S. Second St., Rm. 350
Springfield, IL 62756
217-782-1832
www.cyberdriveillinois.com

Remit payment in the form of a check or money order payable to Secretary of State.

________________ File # ________________ **Filing Fee: $50** Approved: ________

———— Submit in duplicate ———— Type or Print clearly in black ink ———— Do not write above this line ————

1. Corporate Name (**See Note 1 on page 4.**): TRAFFICGENIUS, INC.

2. Manner of Adoption of Amendment:
   The following amendment to the Articles of Incorporation was adopted on October 29 (Month Day), 2020 (Year) in the manner indicated below:

   Mark an "X" in one box only.

   - ☐ By a majority of the incorporators, provided no directors were named in the Articles of Incorporation and no directors have been elected. (**See Note 2 on page 4.**)
   - ☐ By a majority of the board of directors, in accordance with Section 10.10, the Corporation having issued no shares as of the time of adoption of this amendment. (**See Note 2 on page 4.**)
   - ☐ By a majority of the board of directors, in accordance with Section 10.15, shares having been issued but shareholder action not being required for the adoption of the amendment. (**See Note 3 on page 4.**)
   - ☐ By the shareholders, in accordance with Section 10.20, a resolution of the board of directors having been duly adopted and submitted to the shareholders. At a meeting of shareholders, not less than the minimum number of votes required by statute and by the Articles of Incorporation were voted in favor of the amendment. (**See Note 4 on page 4.**)
   - ☐ By the shareholders, in accordance with Sections 10.20 and 7.10, a resolution of the board of directors having been duly adopted and submitted to the shareholders. A consent in writing has been signed by shareholders having not less than the minimum number of votes required by statute and by the Articles of Incorporation. Shareholders who have not consented in writing have been given notice in accordance with Section 7.10. (**See Notes 4 and 5 on page 4.**)
   - ✔ By the shareholders, in accordance with Section 10.20, a resolution of the board of directors having been duly adopted and submitted to the shareholders. A consent in writing has been signed by all the shareholders entitled to vote on this amendment. (**See Note 5 on page 4.**)

3. Text of Amendment:
   a. When amendment effects a name change, insert the New Corporate Name below. Use page 2 for all other amendments.
   Article I: Name of the Corporation: ________________ (New Name)

(All changes other than name include on page 2.)

Printed by authority of the State of Illinois. January 2015 - 1 - C 173.15

Text of Amendment

b. If amendment affects the corporate purpose, the amended purpose is required to be set forth in its entirety.
For more space, attach additional sheets of this size.

Section 4. of the Article of Incorporation are amended to read as follows:

Class: Common
Number of Authorized Shares: 10,000,000

4. The manner, if not set forth in Article 3b, in which any exchange, reclassification or cancellation of issued shares, or a reduction of the number of authorized shares of any class below the number of issued shares of that class, provided for or effected by this amendment, is as follows (If not applicable, insert "No change"):

    Exchange 10,000 shares for 10,000,000 shares

5. a. The manner, if not set forth in Article 3b, in which said amendment effects a change in the amount of paid-in capital is as follows (if not applicable, insert "No change"):
        (Paid-in capital replaces the terms Stated Capital and Paid-in Surplus and is equal to the total of these accounts.)

    No change

    b. The amount of paid-in capital as changed by this amendment is as follows (if not applicable, insert "No change"):
        (Paid-in Capital replaces the terms Stated Capital and Paid-in Surplus and is equal to the total of these accounts.)
        (**See Note 6 on page 4.**)

	Before Amendment	After Amendment
Paid-in Capital:	$_____No change_____	$_____

    Complete either Item 6 or Item 7 below. All signatures must be in BLACK INK.

6. The undersigned Corporation has caused this statement to be signed by a duly authorized officer who affirms, under penalties of perjury, that the facts stated herein are true and correct.

    Dated _____ , _____   _____
                Month & Day   Year   Exact Name of Corporation

    _____
         Any Authorized Officer's Signature

    _____
         Name and Title (type or print)

7. If amendment is authorized pursuant to Section 10.10 by the incorporators, the incorporators must sign below, and type or print name and title.

    OR

    If amendment is authorized by the directors pursuant to Section 10.10 and there are no officers, a majority of the directors, or such directors as may be designated by the board, must sign below, and type or print name and title.

    The undersigned affirms, under penalties of perjury, that the facts stated herein are true and correct.

    Dated _____ , _____
                Month & Day   Year

    _____   _____

    _____   _____

    _____   _____

    _____   _____

NOTES AND INSTRUCTIONS

1. State the true exact corporate name as it appears on the records of the Office of the Secretary of State **BEFORE** any amendments herein reported.

2. Incorporators are permitted to adopt amendments **ONLY** before any shares have been issued and before any directors have been named or elected. **(§10.10)**

3. Directors may adopt amendments without shareholder approval in only seven instances, as follows:
   a. To remove the names and addresses of directors named in the Articles of Incorporation.
   b. To remove the name and address of the initial registered agent and registered office, provided a statement pursuant to §5.10 is also filed.
   c. To increase, decrease, create or eliminate the par value of the shares of any class, so long as no class or series of shares is adversely affected.
   d. To split the issued whole shares and unissued authorized shares by multiplying them by a whole number, so long as no class or series is adversely affected thereby.
   e. To change the corporate name by substituting the word "corporation," "incorporated," "company," "limited" or the abbreviation "corp.," "inc.," "co.," or "ltd." for a similar word or abbreviation in the name, or by adding a geographical attribution to the name.
   f. To reduce the authorized shares of any class pursuant to a cancellation statement filed in accordance with §9.05.
   g. To restate the Articles of Incorporation as currently amended. **(§10.15)**

4. All amendments not adopted under §10.10 or §10.15 require (1) that the board of directors adopt a resolution setting forth the proposed amendment and (2) that the shareholders approve the amendment.

   Shareholder approval may be (1) by vote at a shareholders' meeting (either annual or special) or (2) by consent, in writing, without a meeting.

   To be adopted, the amendment must receive the affirmative vote or consent of the holders of at least two-thirds of the outstanding shares entitled to vote on the amendment (but if class voting applies, then also at least a two-thirds vote within each class is required).

   The Articles of Incorporation may supersede the two-thirds vote requirement by specifying any smaller or larger vote requirement not less than a majority of the outstanding shares entitled to vote and not less than a majority within each class when class voting applies. **(§10.20)**

5. When shareholder approval is by consent, all shareholders must be given notice of the proposed amendment at least five days before the consent is signed. If the amendment is adopted, shareholders who have not signed the consent must be promptly notified of the passage of the amendment. **(§7.10 & §10.20)**

6. In the event of an increase in paid-in capital, the corporation must pay all applicable franchise taxes, penalties and interest before this document can be accepted for filing.

8/22/2016

Scott Murdoch
415 W. Aldine Ave., Unit 5D
Chicago, IL 60657

RE: TrafficGenius, Inc

Dear Scott Murdoch,

Congratulations on your new business! Thank you for choosing Rocket Lawyer for all your small business legal needs. Attached are the filed articles along with any supporting documents for your new company. It is important that you review the information for accuracy. Please also read through the documents carefully to ensure you have taken all of the necessary steps to keep your company in compliance.

If you have ordered a Corporate Kit & Seal with your package, you will be receiving it in a separate package within the week. Should you have any questions regarding this notice, or if we can be of further assistance, please feel to contact us directly or visit our website at www.rocketlawyer.com.

Sincerely,

Rocket Lawyer Incorporation Team

FORM **BCA 2.10**
ARTICLES OF INCORPORATION
Business Corporation Act

Filing Fee: $150
Franchise Tax: $ 25
Total: $175

File #: ____**70837323**____

Approved By: __JXR__

FILED

AUG 19 2016

Jesse White
Secretary of State

1. Corporate Name: TRAFFICGENIUS, INC.

2. Initial Registered Agent: SCOTT MURDOCH

First Name	Middle Initial	Last Name

    Initial Registered Office: 415 W ALDINE AVE APT 5D

Number	Street	Suite No.
CHICAGO	IL	60657-3673	COOK

City	ZIP Code	County

3. Purposes for which the Corporation is Organized:
    The transaction of any or all lawful businesses for which corporations may be incorporated under the Illinois Business Corporation Act.

4. Authorized Shares, Issued Shares and Consideration Received:

Class	Number of Shares Authorized	Number of Shares Proposed to be Issued	Consideration to be Received Therefor
COMMON	10000	10000	$ 100

NAME & ADDRESS OF INCORPORATOR

5. The undersigned incorporator hereby declares, under penalties of perjury, that the statements made in the foregoing Articles of Incorporation are true.

    Dated AUGUST 19 , 2016   415 W. ALDINE AVE., UNIT 5D

Month & Day	Year	Street
SCOTT MURDOCH	CHICAGO	IL	60657

Name	City/Town	State	ZIP Code

This document was generated electronically at www.cyberdriveillinois.com

IRS DEPARTMENT OF THE TREASURY
INTERNAL REVENUE SERVICE
CINCINNATI OH 45999-0023

Date of this notice: 08-22-2016

Employer Identification Number:
81-3618952

Form: SS-4

Number of this notice: CP 575 A

TRAFFICGENIUS INC
415 W ALDINE AVE APT 5D
CHICAGO, IL 60657

For assistance you may call us at:
1-800-829-4933

IF YOU WRITE, ATTACH THE
STUB AT THE END OF THIS NOTICE.

WE ASSIGNED YOU AN EMPLOYER IDENTIFICATION NUMBER

Thank you for applying for an Employer Identification Number (EIN). We assigned you EIN 81-3618952. This EIN will identify you, your business accounts, tax returns, and documents, even if you have no employees. Please keep this notice in your permanent records.

When filing tax documents, payments, and related correspondence, it is very important that you use your EIN and complete name and address exactly as shown above. Any variation may cause a delay in processing, result in incorrect information in your account, or even cause you to be assigned more than one EIN. If the information is not correct as shown above, please make the correction using the attached tear off stub and return it to us.

Based on the information received from you or your representative, you must file the following form(s) by the date(s) shown.

Form 1120 04/15/2017

If you have questions about the form(s) or the due date(s) shown, you can call us at the phone number or write to us at the address shown at the top of this notice. If you need help in determining your annual accounting period (tax year), see Publication 538, *Accounting Periods and Methods*.

We assigned you a tax classification based on information obtained from you or your representative. It is not a legal determination of your tax classification, and is not binding on the IRS. If you want a legal determination of your tax classification, you may request a private letter ruling from the IRS under the guidelines in Revenue Procedure 2004-1, 2004-1 I.R.B. 1 (or superseding Revenue Procedure for the year at issue). Note: Certain tax classification elections can be requested by filing Form 8832, *Entity Classification Election*. See Form 8832 and its instructions for additional information.

IMPORTANT INFORMATION FOR S CORPORATION ELECTION:

If you intend to elect to file your return as a small business corporation, an election to file a Form 1120-S must be made within certain timeframes and the corporation must meet certain tests. All of this information is included in the instructions for Form 2553, *Election by a Small Business Corporation*.

If you are required to deposit for employment taxes (Forms 941, 943, 940, 944, 945, CT-1, or 1042), excise taxes (Form 720), or income taxes (Form 1120), you will receive a Welcome Package shortly, which includes instructions for making your deposits electronically through the Electronic Federal Tax Payment System (EFTPS). A Personal Identification Number (PIN) for EFTPS will also be sent to you under separate cover. Please activate the PIN once you receive it, even if you have requested the services of a tax professional or representative. For more information about EFTPS, refer to Publication 966, *Electronic Choices to Pay All Your Federal Taxes*. If you need to make a deposit immediately, you will need to make arrangements with your Financial Institution to complete a wire transfer.

The IRS is committed to helping all taxpayers comply with their tax filing obligations. If you need help completing your returns or meeting your tax obligations, Authorized e-file Providers, such as Reporting Agents (payroll service providers) are available to assist you. Visit the IRS Web site at www.irs.gov for a list of companies that offer IRS e-file for business products and services. The list provides addresses, telephone numbers, and links to their Web sites.

To obtain tax forms and publications, including those referenced in this notice, visit our Web site at www.irs.gov. If you do not have access to the Internet, call 1-800-829-3676 (TTY/TDD 1-800-829-4059) or visit your local IRS office.

IMPORTANT REMINDERS:

* Keep a copy of this notice in your permanent records. **This notice is issued only one time and the IRS will not be able to generate a duplicate copy for you.** You may give a copy of this document to anyone asking for proof of your EIN.

* Use this EIN and your name exactly as they appear at the top of this notice on all your federal tax forms.

* Refer to this EIN on your tax-related correspondence and documents.

If you have questions about your EIN, you can call us at the phone number or write to us at the address shown at the top of this notice. If you write, please tear off the stub at the bottom of this notice and send it along with your letter. If you do not need to write us, do not complete and return the stub.

Your name control associated with this EIN is TRAF. You will need to provide this information, along with your EIN, if you file your returns electronically.

Thank you for your cooperation.

(IRS USE ONLY)   575A   08-22-2016 TRAF B 9999999999 SS-4

                            Keep this part for your records.   CP 575 A (Rev. 7-2007)

        Return this part with any correspondence
        so we may identify your account. Please   CP 575 A
        correct any errors in your name or address.
                                                                        9999999999

        Your Telephone Number Best Time to Call DATE OF THIS NOTICE: 08-22-2016
        (   )   -   EMPLOYER IDENTIFICATION NUMBER: 81-3618952
        _____ _____   FORM: SS-4   NOBOD

        INTERNAL REVENUE SERVICE   TRAFFICGENIUS INC
        CINCINNATI OH   45999-0023   415 W ALDINE AVE APT 5D
        ‖l‖l‖l‖l‖l‖l‖l‖l‖l‖l‖l‖l‖l‖l‖l‖l‖l‖l‖l‖l‖l‖l   CHICAGO, IL 60657